Consent of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Contract Owners of Jackson National Separate Account I:

We consent to the use of our report on the financial statements of each sub-account within Jackson National Separate Account I dated March 21, 2017, included herein and to the reference to our firm as "Experts" in the Statement of Additional Information, as part of the Post-Effective Amendment to the Form N-4 Registration Statement of Jackson National Separate Account I.

/s/KPMG LLP

Chicago, Illinois
April 17, 2017

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Jackson National Life Insurance Company:

We consent to the use of our report on the consolidated financial statements of Jackson National Life Insurance Company and Subsidiaries, dated March 8, 2017, included herein and to the reference to our firm as "Experts" in the Statement of Additional Information, as part of the Post-Effective Amendment to the Form N-4 Registration Statement.

/s/KPMG LLP

Columbus, Ohio
April 17, 2017